Exhibit 99.1

Stellantis publishes agenda for the 2021 AGM

Amsterdam, March 4, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) ("Stellantis") announced today that it has published the agenda and the explanatory notes for the 2021 Annual General Meeting of Shareholders ("AGM"), which will take place virtually on April 15, 2021.

Stellantis's AGM notice and explanatory notes, other AGM materials and instructions for voting and submitting questions in advance of the meeting and to follow the AGM remotely are available on Stellantis's investor relations website at https://www.stellantis.com, where they can be viewed and downloaded. Shareholders may request a hard copy of these materials, which include Fiat Chrysler Automobiles N.V.'s audited financial statements for the fiscal year ended December 31, 2020, free of charge, through the contacts below.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Claudio D’AMICO: +39 334 7107828 - claudio.damico@stellantis.com
Karine DOUET: +33 6 61 64 03 83 -karine.douet@stellantis.com
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
www.stellantis.com